(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS - Amended

Third Quarter Report – September 30, 2014

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited amended condensed interim consolidated financial statements of the Company for the nine months ended September 30, 2014.    This MD&A has been amended as a result of an amendment to the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2014, the details of which are provided in Note 19 of those financial statements. The following information, prepared as of March 20, 2015, should be read in conjunction with the Company’s unaudited amended condensed interim consolidated financial statements for nine months ended September 30, 2014 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2013 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward Looking Information

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results.  When used in this MD&A, words such as “will”, “may”, “should”, “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance.

Forward-looking statements are statements that are not historical facts, and include but are not limited to:

a)

Estimates and their underlying assumptions;

b)

Statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model, future operations, the impact of regulatory initiatives on the Company’s operations, and market opportunities;

c)

General industry and macroeconomic growth rates;

d)

Expectations related to possible joint or strategic ventures; and

e)

Statements regarding future performance.

Forward-looking statements used in this MD&A are subject to various risks, uncertainties and other factors, most of which are difficult to predict and generally beyond the control of the Company. These risks, uncertainties and other factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks, uncertainties and other factors, including the risks, uncertainties and other factors identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by securities law.

Business of the Company

The Company has been exploring for gold in Latin America for over a decade which has resulted in the discovery of several gold deposits in Central America.  Following the sale of its Trebol and El Pavon projects in Nicaragua to B2Gold Corp. (“B2Gold”), the Company has a strong treasury of over 2.8 million common shares of B2Gold.  Management has been conducting an ongoing review of exploration projects and/or distressed junior companies that may be available for acquisition or joint venture with the aim of expanding the geographic and commodity focus of the Company.  To this end, the Company has recently acquired two property interests in Idaho, USA, and has been granted the right to participate in a property in Mexico.

A summary of the Company’s properties and recent transactions are provided below:

Peru – Bayovar 12 Project Royalty

In early March 2015, the Company agreed, subject to TSX Venture Exchange approval, to purchase from Focus Ventures Ltd. (“Focus”) a production royalty, equivalent to a 2% net smelter return, on Focus’s 70% interest in future phosphate production from the Bayovar 12 project located in the Sechura district of northern Peru.  The purchase price for the royalty is US$1.0 million.  Focus will have the right for 12 months to buy back one-half of the royalty for US$1.0 million.  Should the Company decide at any time in the future to sell the royalty, Focus will retain a first right of refusal.  The Company and Focus have two common directors.

Mexico – Margarita Project

In early March 2015, the Company acquired an option to earn a 100% interest in the Margarita Silver Project located in the State of Chihuahua, Mexico.  The Project consists of two mining exploration licenses comprising a total of 125 hectares located approximately 115 kilometres NW of the historic silver mining city of Parral, Chihuahua, in the Mexican Silver Belt, one of the most productive silver camps in the world.

Mineralization on the Project is hosted in a series of parallel, steeply-dipping, northwest-trending veins, the most important of which, the El Tren-Margarita vein, outcrops prominently as an oxidized ochre-coloured banded quartz-limonite vein.  It is exposed over a strike length of 1.7 kilometres within the property boundaries, and is known to strike over 4 kilometres onto adjacent ground.

The El Tren-Margarita vein is a classic banded epithermal quartz vein with an apparent thickness of between 1 and 5 metres.  Recent project due diligence work by the Company’s geologists included in-chip channel sampling continuously across a five metre in situ exposure of the vein.  The sampling assayed 640 ppm Ag over 5.0 metres and include the following results:

Sample #	Type	Length (m)	Ag (ppm)
rmag023	Chip channel	1.0	975
rmag024	Chip channel	1.0	564
rmag025	Chip channel	1.0	995
rmag026	Chip channel	1.0	242
rmag027	Chip channel	1.0	423

There is evidence on the Margarita Project of near-continuous artisanal-scale surface and near-surface mining along the entire strike length of the vein, but there is no physical or recorded evidence of diamond drilling or other signs of modern exploration works.  The Company considers the exploration potential for a vein-hosted high grade silver deposit to be excellent. It is the intention of the Company to bring in a joint venture partner to explore the Margarita Property, and the Company may or may not finance the exploration work by making a private placement in such joint venture partner.

The Margarita Project is located in the boundary region of the Sierra Madre Occidental volcanic province and the Mesozoic Chihuahua sedimentary basin.  District geology is dominated by a thick sequence of Cenozoic felsic volcanic rocks divided into two units: the Lower and Upper Volcanic Groups.  This metallogenic province hosts world-class silver mining camps, including San Julian (Fresnillo plc.), Pitarilla (Silver Standard), Dolores (Pan American Silver), and many others.

The Project concessions are surrounded on all sides by the Los Gatos concession package of Sunshine Silver Mines.  The Los Gatos Property consists of a large land package, and includes a series of generally northwest trending veins similar to El Tren-Margarita.  Los Gatos hosts a project-wide indicated resource of 5.5 Mt at 186 ppm Ag for a total of 32.9 Moz and an inferred resource of 14.3 Mt at 116 ppm Ag for a total of 53.2 Moz Ag.

Cautionary Language:  The Los Gatos resource is quoted from: “(NI) 43-101 Technical Report: Mineral Resources of the Los Gatos Project, Chihuahua, Mexico. Tetra Tech Inc. December 21st, 2012.” Radius’s Qualified Person has not verified the information regarding the Los Gatos resource.  The information on the Los Gatos resource is given to provide the geological context for the Margarita Project, and it is not necessarily indicative of similar mineralization on the Margarita Project.

The Company has the option to acquire a 100% interest in the Margarita Project by making cash payments to the property owners, two private Mexico corporations, totalling US$3,000,000 over a period of five years following issuance of a drill permit for the Project.  If the option is exercised by the Company, the property owners will be entitled to a 0.5% NSR royalty.  The Company may re-purchase the royalty at any time for US$500,000.

Mexico – Cerro Las Minitas Property

The Cerro Las Minitas property is located about 70 kilometres to the northeast of the city of Durango in Durango State, Mexico, and is accessed easily by road.  The property comprises 19 concessions covering approximately 13,700 hectares, and lies within heart of the Faja de Plata (Belt of Silver) of north central Mexico. The belt is one of the most significant silver producing regions in the world.

Management of the Company, after reviewing the past three years’ historical drill results provided by Southern Silver Exploration Corp. (“Southern Silver”), feels that this property has the potential to host a significant silver deposit.  In November 2014, the Company advanced $800,000 to Southern Silver in order to fund Southern Silver’s final option payment to acquire the Cerro Las Minitas mineral claims in Mexico. This secured loan granted the Company the exclusive right to conduct an in-depth review of the mineral claims and the exploration data, so that the Company could decide, by March 13, 2015, whether the Company wished to negotiate an agreement to acquire from Southern Silver either a direct or indirect interest in the Cerro Las Minitas claims.  Management of the Company has decided to not pursue acquiring such an interest, and has given notice to Southern Silver to convert $300,000 of the loan into common shares of Southern Silver.

Details of the loan facility are:

•

The loan is repayable on demand, provided that the Company shall not demand repayment for one year;

•

Interest is payable annually at 8% per annum. At the Company’s election, interest may be paid by the issuance of common shares of Southern Silver in accordance with the policies of the TSXV;

•

the Company shall have the right at any time during the term to convert such portion of the loan into common shares of Southern Silver to result in the Company’s holding no greater than 19.9% of the then issued and outstanding shares of Southern Silver. In the event of such conversion election, the balance of the loan shall remain due and payable for the remainder of the term, provided that, upon default of payment, the Company shall have the right to convert the balance of the loan into common shares of Southern Silver based at a price of $0.05 per share. If such conversion will result in a change of control of Southern Silver, Southern Silver shall convene a shareholders meeting for the purpose of approving such change of control; and

•

Security for the loan shall consist of issuance of a convertible debenture by Southern Silver in favour of the Company supported by hypothecation of all shares in Southern Silver’s subsidiary which holds the mineral claims forming the Cerro Las Minitas property.

Idaho – Blue Hill Gold Property

In July 2014, the Company entered into an agreement whereby Otis Gold Corp. (“Otis”) has granted to the Company the right to acquire a 70% interest in the Blue Hill Property which consists of 36 federal lode mining claims located on federal land (comprising 295 hectares), and one Idaho State lease (comprising 33 hectares) in southeastern Idaho, 24 kilometres south of the town of Oakley and 4 kilometres north of the Utah border.

The Company has been granted the option to acquire a 70% interest in the property (subject to a 2.5% NSR royalty on a portion of the property). The option may be exercised by making cash payments to Otis totaling US$525,000 and incurring exploration expenditures on the property totaling US$5,000,000, over a period of four years.

In the fall 2014, the Company, completed five diamond drill holes totalling 1,308 metres.  The drill program was designed to test geophysical resistivity anomalies in the Paleozoic basement rocks to the historically known surface mineralization, which is hosted by Cenozoic-aged volcanic rocks.  The geophysical resistivity anomalies were interpreted as possibly representing subvertical structural zones that could correspond to feeder systems to the surface mineralization.  Drill holes BHC14-01, 02, and 03 were drilled through two separate resistivity anomalies, and did not encounter any structural feature, mineralization, or alteration zone related to a deep feeder system.  Drill holes BHC14-04 and 05 tested interpreted structural corridors for near-surface mineralization.

Although the near-surface mineralized intervals intercepted were consistent with historical drilling results in the same area, the drill program did not meet its primary objective of identifying feeder structures.  Post-mineral faulting may have offset the near-surface mineralization from its underlying feeders, or the hydrothermal plumbing system may not have passed through the Paleozoic strata where drill-tested.  More exploration work would be required to follow up on these results.  At this time the Company is considering its options for further exploration work on the property.

Idaho – Mineral Property

The Company had an agreement with renowned prospector, Merrill Palmer, to lease a 100% interest in the Mineral Property which consists of a series of federal mining claims in the historic Mineral Mining District, Washington County, Idaho. The lease of 100% of the Mineral Property (subject to a 3.0% net smelter return royalty) was for up to 99 years which the Company could keep in good standing by making annual advance royalty payments to Mr. Palmer of US$50,000 for the first year and increasing US$10,000 each subsequent year, for a total of US$1,100,000 over the first ten years.  Annual payments after the tenth year of US$150,000 would have been required until commercial production had commenced.  During the first five years of the lease, the Company could have reduced the NSR royalty to 1.5% by paying US$2.0 million to Mr. Palmer. In February 2015, after review of the Company’s first pass geological evaluation of the property, the Company decided to drop the lease.

Mexico - Tlacolula Property

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca. An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”) and the option agreement was amended in December 2012 and in November 2014.  The 12,642 hectare property is located 14 kilometres east-southeast of the city of Oaxaca and 30 kilometres northeast of Fortuna’s 100%-owned San Jose silver-gold mine.

Pursuant to the option agreement as amended, Fortuna has the right until January 2017 to earn a 60% interest in the Tlacolula project by spending US$2 million on exploration, which includes a commitment to drill 1,500 metres within 12 months of issuance of a drill permit for the project.  To date, the Company has received US$200,000 in cash and 34,589 shares of Fortuna., and to complete the option payments, Fortuna must pay to the Company US$100,000 in cash and US$100,000 worth of shares in Fortuna within 90 days of completion of the 1,500 metre drill program.  Fortuna has not yet received a drill permit.

Guatemala – Tambor Project Royalty

In 2012, the Company sold its interest in its subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor gold project in Guatemala, to Kappes, Cassiday & Associates (“KCA”), giving KCA a 100% interest in the project.  In consideration therefor, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid in 2012 and the balance to be paid once KCA has commenced shipment of gold produced from the property).  Commercial production commenced in late 2014 and accordingly, in January 2015 KCA paid to the Company US$341,063.  KCA will commence making quarterly royal payments to the Company based on the then price of gold and the number of ounces produced from the property.

Guatemala - Southeast Guatemala Ag-Au Epithermal Fields

As a result of continued uncertainty surrounding the granting of both exploration and exploitation concessions in Guatemala, and a general increase in the level of anti-mining activism in many parts of the country, the Company ceased its ongoing exploration activities in the country in the third quarter of 2013 though care and maintenance of the properties continue.  Management will reassess the Company’s plans for this country on a regular basis and exploration activities may be ramped back up if the mining investment climate improves.

Nicaragua

In 2012, the Company sold its Trebol and Pavon properties to B2Gold Corp. (“B2Gold”) in consideration of 4,815,894 common shares of B2Gold with a fair value at that time of $16,662,993. In addition, B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces which may in the future be outlined at Trebol (on a 100% basis). Any future royalty payments from B2Gold will be recorded as revenue at such time they are virtually certain to be received.

Also in 2012, B2Gold and the Company entered into joint venture agreements on 60% - 40% basis with respect to the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua. In 2013, an agreement was reached whereby the Company would sell to B2Gold its 40% interest in the San Jose and La Magnolia properties in consideration of a 2% NSR royalty on each property, and B2Gold would have the right to purchase one-half of each royalty for US$1,000,000. The Company and B2Gold have since decided to relinquish the La Magnolia concession. Formal agreements were signed by the companies in October 2014, and the closing of the San Jose sale is anticipated to take place in the second quarter of 2015.

Qualified Person: David Clark, M.Sc., P.Geo., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and has approved the disclosure of the technical information in this MD&A. The technical information regarding the Cerro Las Minitas property was provided to the Company by Southern Silver, and has not been independently verified by the Company.

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2014:

Quarter ended	Sep. 30, 2014 ($)	June 30, 2014 ($)	Mar. 31, 2014 ($)	Dec. 31, 2013 ($)	Sep. 30, 2013 ($)	June 30, 2013 ($)	Mar. 31, 2013 ($)	Dec. 31, 2012 ($)
	(Restated)			(Restated)	(Restated)	(Restated)
Exploration expenditures	519,535	212,066	98,547	148,152	196,232	371,754	323,171	258,225
Total investment income	11,227	11,985	3,918	5,355	6,285	7,679	2,822	576
Net income (loss) before income taxes	(1,000,792)	(355,242)	991,294	(699,656)	(547,812)	(6,522,976)	(517,319)	(1,938,538)
Basic and diluted income (loss) per share	(0.01)	(0.00)	0.01	(0.01)	(0.01)	(0.07)	(0.01)	(0.03)

The quarter ended March 31, 2014 resulted in a net income before income taxes due to a gain on sale of available-for-sale investments of $1,289,708. For the quarter ended June 30, 2013, an impairment charge of $5,894,147 on available-for-sale investments significantly increased the loss before income taxes for that period. For the quarter ended December 31, 2012, an impairment charge of $855,632 on the shares held in Rackla Metals Inc. (“Rackla”) increased the loss before income taxes for that period. The quarter ended December 31, 2012 also recorded a significant share-based compensation charge of $385,320 as a result of stock option grants.

Results of Operations

Quarter ended September 30, 2014

The net loss for the quarter ended September 30, 2014 was $1,000,792 compared to $547,812 for the quarter ended September 30, 2013, an increase of $452,980.  Exploration expenditures in the current quarter totalled $519,535 compared to $196,232 in the comparative quarter, an increase of $323,303. The current quarter recorded an impairment charge on available for sale investments of $300,000 compared to no such charge in the comparative quarter. The comparative quarter recorded a share of post-tax losses of Rackla of $52,450 and a write-off of exploration and evaluation asset costs of $171,815 whereas there were no such charges for the current quarter. Rackla incurred a loss during the current quarter but due to the carrying value of the Company’s investment in associate being reduced to $1 in 2013, the Company does not pick up its portion of the loss.

General and administrative expenses for the quarter ended September 30, 2014 were $191,307 compared to $134,534 for the quarter ended September 30, 2013, an increase of $56,773.  Notable cost increases were $35,072 in property investigation costs, $15,092 in office and miscellaneous, $11,832 in legal and audit fees, and $7,500 in management fees. Property investigation costs were higher in the current period due to the Company’s efforts at investigating new opportunities. Office and miscellaneous costs were higher primarily because of the Company incurring more office lease expense. Legal and audit fees were higher due in part to the timing of auditor related costs and additional legal services required. Regarding management fees, the monthly compensation for the Chief Executive Officer was increased subsequent to the comparative quarter.  The only significant cost decrease was $19,341 in salaries and benefits which were lower due to a reduction in personnel that took effect at the beginning of the current fiscal year.

Nine month period ended September 30, 2014

The net loss for the nine month period ended September 30, 2014 was $364,740 compared to $7,588,107 for the nine month period ended September 30, 2013, a difference of $7,223,367. The significantly higher net loss for the comparative period is due to an impairment charge of $5,934,443 on available for sale investments compared to $300,000 charged in the current period.   The current period also recorded a gain of $1,289,708 from the sale of B2Gold shares. The comparative period recorded a gain from the sale of B2Gold shares as well but a lesser amount of $81,217.  As with the quarterly comparison, the comparative year-to-date period recorded a share of post-tax losses of Rackla of $142,050 and a write-off of exploration and evaluation asset costs of $171,815. Exploration expenditures in the current period totalled $830,148 compared to $891,157 in the comparative period, a decrease of $61,009.

General and administrative expenses for the current period were $549,971 compared to $644,468 for the comparative period, a decrease of $94,497. Salaries and benefits, legal and audit fees, consulting fees, and public relations saw decreases of $119,328, $31,228, $28,000, and $22,885, respectively, in the current period. Salaries and benefits were lower for the same reason given in the quarterly comparison.  Legal and audit fees were higher in the comparative period due to the disposal of mineral properties in 2012 that required more auditor involvement in 2013. There were no consulting fees for the current period whereas the comparative period included a long standing consulting agreement that was terminated prior to the current period. Public relations costs were lower as the Company engaged in less promotional activities during the current period. Notable cost increases in the current period were $52,238 in property investigations, $43,586 in office and miscellaneous, and $22,500 in management fees. Again the reasons for the higher property investigation costs, office and miscellaneous costs, and management fees are the same as those for the quarterly comparison.

Mineral Properties Expenditures

A summary of the Company’s expenditures on its mineral properties during the period ended September 30, 2014 is as follows:

United States – A total of $578,559 was incurred on exploration and property investigation.

Guatemala – A total of $113,193 was incurred on care and maintenance related costs.

Nicaragua – At total of $6,468 was incurred on care and maintenance related costs.

Mexico - A total of $131,928 was incurred on exploration, property investigation, and miscellaneous administrative costs.

Further details regarding exploration expenditures for the periods ended September 30, 2014 and 2013 are provided in the schedules at the end of this document.

Liquidity and Capital Resources

The Company’s cash increased from approximately $1.56 million at December 31, 2013 to $3.18 million at September 30, 2014. As at September 30, 2014 working capital was $9.97 million compared to $10.4 million at December 31, 2013. Included in working capital is the value of the Company’s investment in B2Gold common shares. As at September 30, 2014, these shares had a fair value of $6.44 million.  The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the year ended December 31, 2013, the Company sold 677,500 B2Gold shares for proceeds of $2.42 million.  During the period ended September 30, 2014, the Company sold an additional 1,057,000 B2Gold shares for proceeds of approximately $3.35 million.

In addition to the remaining 2,826,394 B2Gold shares, the Company currently holds 1,007,406 common shares of Focus Ventures Ltd. (“Focus”) and 8,000,000 common shares of Medgold Resources Corp. (“Medgold”) as part of its available-for-sale investments. The Company acquired 5,000,000 Medgold shares and warrants by participating in a Medgold private placement financing at a cost of $500,000 during the period ended September 30, 2014 and acquired 3,000,000 Medgold shares subsequent to September 30, 2014 when  Medgold warrants were exercised at a cost of $330,000.  The Company currently holds a remaining balance of 2,000,000 Medgold warrants and although these warrants are transferable, they are not traded on an exchange. The Company and Medgold have two common directors. The Company held 7,175,700 warrants in Rackla that were tradable on the TSX-V until they expired unexercised in June 2013, and held a further 1,345,338 Rackla warrants that expired unexercised in October 2014.

As at September 30, 2014, the carrying amount for all available-for-sale investments was $6.87 million compared to $8.69 million as at December 31, 2013. The Company also currently holds 9,866,376 common shares in Rackla with a fair value of $197,328 as at September 30, 2014, but these shares are recorded as an investment in Rackla which is being accounted for under the equity method for investments with significant influence instead of as available-for-sale investments.

The Company intends to use proceeds from previous and future sales of B2Gold shares to fund its exploration programs and general working capital requirements.

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company has not yet achieved profitable operations, has accumulated losses of $53.5 million since inception, and is expected to incur further losses in the development of its business. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity. Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto. The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Commitment

The Company has entered into operating lease agreements for its office premises. The Company also rents space to other companies related by common directors and officers on a month to month basis, the amounts of which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below are the gross commitments. Expected lease payments due by period as at September 30, 2014 are as follows:

Less than 1 year	$ 74,627
1 – 3 years	526,688
4 – 5 years	381,216
After 5 years	190,608
Total	$ 1,173,139

For the period ended September 30, 2014, the Company received a total of $150,808 from those companies it rents space to.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash and cash equivalents, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the period ended September 30, 2014. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This section describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout the accompanying amended financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receives periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries. The Company monitors this exposure, but has no hedge positions. As at September 30, 2014, cash totalling $90,643 (December 31, 2013: $68,059) was held in US dollars, $892 (December 31, 2013: $694) in Nicaragua Cordoba, $Nil (December 31, 2013: $4,213) in Guatemala Quetzal, $850 (December 31, 2013: $690) in Mexican Pesos and $709 (December 31, 2013: $709) in Peruvian Sols. Based on the above net exposures at September 30, 2014, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $9,300 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited as it holds no assets or liabilities subject to variable rates of interest.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold, Focus, and Medgold are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $687,000 decrease in equity.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company believes that these sources will be sufficient to cover the known requirements at this time.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The condensed interim consolidated statement of financial position carrying amounts for cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Available-for-sale investments are based on quoted prices and are therefore considered to be Level 1.

Related Party Transactions

The Company’s related parties with transactions during the periods ended September 30, 2014 and 2013 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla	Shared general and administrative expenses
Fortuna	Shared general and administrative expenses
Focus	Shared general and administrative expenses
Medgold	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses

The Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the three and nine month periods ended September 30, 2014 and 2013:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Expenses:
Salaries and benefits	$ 3,445	$ 2,779	$ 8,522	$ 11,846
Mineral property costs:
Salaries and benefits	1,285	2,446	5,306	37,277
	$ 4,730	$ 5,225	$ 13,828	$ 49,123

During the three and nine month periods ended September 30, 2014 and 2013, the Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for the following costs:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
General and administrative expenses:
Consulting fees	$ -	$ -	$ -	$ 3,000
Office and miscellaneous	15,744	12,334	35,498	34,957
Public relations	-	595	1,189	3,365
Property investigations	-	-	-	25,320
Salaries and benefits	23,097	49,009	62,347	192,183
Transfer agent and regulatory fees	570	44	3,749	3,109
Travel and accommodation	3,644	2,182	11,681	14,896
	$ 43,055	$ 64,164	$ 114,464	$ 276,830
Exploration expenditures	$ -	$ 18,414	$ -	$ 55,703

Gold Group is reimbursed by the Company for certain shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salaries and benefits costs paid to Gold Group for the current period include those for the Chief Financial Officer, and Corporate Secretary whereas the comparative period also includes the former Vice President of Corporate Development.  These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Prepaid expenses and deposits include an amount of $420 (December 31, 2013: $Nil) paid to Gold Group for shared administrative costs.

Long-term deposits include an amount of $60,000 (December 31, 2013: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Amounts due from related parties as of September 30, 2014 were $Nil (December 31, 2013: $19,047) due from Medgold, $Nil (December 31, 2013: $2,477) due from Fortuna, $Nil (December 31, 2013: $9,239) due from Focus, $Nil (December 31, 2013: $1,527) due from Rackla, and $Nil (December 31, 2013: $1,527) due from Cordoba.  These balances arose from the Company incurring office, administrative and personnel costs which were then shared with the related parties.

Accounts payable and accrued liabilities as of September 30, 2014 includes $15,675 (December 31, 2013: $31,369) payable to Gold Group for shared administrative costs and $Nil (December 31, 2013: $7,500) to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Management fees	$ 25,500	$ 18,000	$ 76,500	$ 54,000
Salaries, benefits and fees	6,417	30,608	19,392	104,816
	$ 31,917	$ 48,608	$ 95,892	$ 158,816

There were no share-based payments to key management personnel or directors not specified as key management personnel during the periods ended September 30, 2014 and 2013.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position and Outstanding Options

As at March 20, 2015, the Company’s outstanding share position is 86,675,617 common shares and the following incentive stock options are outstanding:

STOCK OPTIONS
Number of options	Exercise price	Expiry date
1,570,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
820,000	$0.69	September 23, 2020
150,000	$0.81	July 26, 2021
2,135,000	$0.20	December 12, 2022
4,775,000

Significant Investments Accounted For By the Equity Method

As at December 31, 2012, the Company held 9,866,376 common shares of Rackla, representing 19.5% of Rackla’s outstanding common shares, as well as 8,521,038 share purchase warrants of Rackla.  In 2013, 7,175,700 warrants expired unexercised, leaving a balance of 1,345,338 warrants to purchase common shares of Rackla at $0.10 until October 10, 2014 and 9,866,376 common shares as of September 30, 2014.  Subsequent to the period end, the 1,345,338 warrants expired unexercised.

Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.

The following table shows the continuity of the Company’s interest in Rackla for the period from January 1, 2013 to September 30, 2014:

Balance, December 31, 2012	$ 493,319
Less: share of losses in associate	(493,318)
Balance, December 31, 2013	1
Balance, September 30, 2014	$ 1

Since the Company’s share of losses in Rackla exceeds its interest, the Company has discontinued recognizing its share of further losses. The accumulative unrecognized share of losses for the associate is $558,382.

The financial statement balances of Rackla are as follows:

	September 30, 2014	December 31, 2013
Total assets	$ 217,892	$ 1,221,037
Total liabilities	42,875	36,543
Net loss	1,009,477	4,373,259

Adoption of New and Amended IFRS Pronouncements

Effective January 1, 2013, the Company adopted the following new and revised International Financial Reporting Standards (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”):

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments only affect disclosure and did not have an impact on the Company’s amended condensed interim consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have an impact on the Company’s amended condensed interim consolidated financial statements.

Future Changes in Accounting Policies

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard.

Risks and Uncertainties

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing; and obtaining permits for drilling and other exploration activities.

If the Company does not satisfactorily complete its contribution requirements to any joint ventures it may be a party to, the Company’s interest in a joint venture can be diluted to a point where all interest in the joint venture is forfeited.

Joint Venture Funding Risk

The Company’s strategy includes seeking partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether the Company can find another partner or has enough capital resources to fund the exploration and development on its own.

Commodity Price Risk

The Company is exposed to commodity price risk. Declines in the market price of gold, base metals and other minerals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

The Company has no source of operating cash flow and has no assurance that additional funding will be available to it when needed for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues or the value of the Company’s available-for-sale investments and corresponding effect on the Company’s financial position.

Political, Regulatory and Currency Risks

The Company’s mineral properties are located in the United States and emerging nations.  The mineral properties in emerging nations may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in US dollars, Guatemalan quetzals, Nicaraguan córdobas, and Mexican pesos. At this time there are no currency hedges in place.  Therefore a weakening of the Canadian dollar against the US dollar, Guatemalan quetzal, Nicaraguan córdoba, or Mexican peso could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s properties or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Environmental and Social Risks

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present. Social risks are fairly significant in the Company’s areas of operations.  Violence, kidnapping, theft and other criminal activities could disrupt supply chains and discourage qualified individuals from being involved with the Company's operations.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Mineral Properties Expenditure Detail

RADIUS GOLD INC.
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the nine months ended September 30, 2014
(Expressed in Canadian Dollars)

	USA		Guatemala		Nicaragua	Mexico
	General	Mineral	General	Mineral	General	General
	Exploration	Properties	Exploration	Properties	Exploration	Exploration	Total
Camp, food and supplies	$ 112	$ 18,027	$ 3,951	$ -	$ -	$ 6,843	$ 28,933
Drilling	-	304,865	-	-	-	-	304,865
Environment	-	-	-	724	-	-	724
Exploration administration	-	366	4,807	418	453	730	6,774
Geochemistry	-	9,832	166	-	-	32,923	42,921
Geological consulting	7,567	135,445	41,154	-	-	65,925	250,091
Legal and accounting	-	-	4,862	1,238	1,151	3,966	11,217
Licenses, rights and taxes	-	8,197	-	1,433	-	-	9,630
Maintenance	-	-	2,854	-	-	-	2,854
Medical expenses	-	-	4,353	-	-	-	4,353
Public relations	-	-	879	-	-	-	879
Rent and utilities	-	-	10,315	5,158	957	-	16,430
Salaries and wages	-	54,243	19,047	-	3,907	-	77,197
Telephone and communications	-	2,067	-	-	-	375	2,442
Travel and accommodation	1,950	35,888	11,834	-	-	21,166	70,838
	$ 9,629	$ 568,930	$ 104,222	$ 8,971	$ 6,468	$ 131,928	$ 830,148

Mineral Properties Expenditure Detail (cont’d)

RADIUS GOLD INC.
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the nine months ended September 30, 2013
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico
	General	Mineral	General	General	Mineral
	Exploration	Properties	Exploration	Exploration	Properties	Total
Camp, food and supplies	$ 34,901	$ 408	$ -	$ -	$ 1,032	$ 36,341
Drafting, maps and printing	146	-	-	-	-	146
Exploration administration	7,832	-	-	15,625	-	23,457
Geochemistry	22,732	-	-	487	1,510	24,729
Geological consulting	132,303	36,709	6,211	11,010	256,392	442,625
Legal and accounting	7,728	-	665	6,245	-	14,638
Licenses, rights and taxes	-	665	6,401	-	47,104	54,170
Maintenance	4,247	-	-	-	-	4,247
Materials	1,066	-	31,070	-	-	32,136
Medical expenses	8,467	-	-	-	-	8,467
Miscellaneous	-	186	7,949	-	-	8,135
Public relations	10,423	6,854	-	-	-	17,277
Rent and utilities	6,916	6,002	1,011	-	-	13,929
Salaries and wages	65,174	13,786	67,171	3,049	2,446	151,626
Shipping	1,038	-	-	-	377	1,415
Telephone and communications	7,581	255	1,287	51	-	9,174
Travel and accommodation	36,930	591	-	4,521	6,603	48,645
	$ 347,484	$ 65,456	$ 121,765	$ 40,988	$ 315,464	$ 891,157